

March 18, 2013

Via E-mail
Mr. Thomas P. McCaffrey, Chief Financial Officer
BE Aerospace, Inc.
1400 Corporate Center Way
Wellington, FL 33414

> **Re:** **BE Aerospace, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed February 21, 2013**
> **File No. 0-18348**

Dear Mr. McCaffrey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Backlog, page 12

1.   We note your disclosure that, "Total backlog, both booked and awarded but unbooked, expanded to a record $8.25 billion…" Please tell us and revise future filings to explain the meaning of the term "booked" and also the difference between booked and awarded but unbooked.

2.   In future filings, please expand your backlog discussion to include a breakdown of your backlog by segment. In addition, please provide a discussion of margin trends within your backlog and disclose whether or not there are components of your backlog that are not moving forward.

Liquidity and Capital Resources, page 33

3.   To the extent that cash held outside of the US is material to your liquidity, in future
        filings please (i) enhance your liquidity disclosure to quantify the amount of foreign cash
        and cash equivalents at the end of your reporting period, (ii) address the potential impact
        on your liquidity of having this cash outside the United States and (iii) include a
        statement, if true, that you would need to accrue and pay taxes if such foreign cash was
        repatriated.

Consolidated Statement of Earnings and Comprehensive Income, page F-4

4.   Based on the description of your business activities and your recent acquisitions, it
        appears that you earn some portion of your revenues from services. Please tell us what
        consideration you have given to separately quantifying your service revenues on the face
        of your income statement. Please refer to Rule 5-03(1)(d) of Regulation S-X.

Exhibit 10.7

5.   We note that exhibit 10.1 to the Form 10-Q for the quarter ended September 30, 2012
        which you incorporate by reference omits the schedules and exhibits to the second
        amended and restated credit agreement. Unlike Item 601(b)(2) of Regulation S-K, there
        is no provision in Item 601(b)(10) of Regulation S-K for omitting schedules or similar
        attachments. Please refile the second amended and restated credit agreement with all
        attachments in your next periodic report under the Exchange Act.

Exhibit 10.12

6.   We note that the exhibit omits exhibit A. Please refile the first amendment to amended
        and restated employment agreement with exhibit A in your next periodic report under the
        Exchange Act.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

        •   the company is responsible for the adequacy and accuracy of the disclosure in the
                filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel at (202) 551-3728, Craig E. Slivka, Special Counsel, at (202) 551-3729 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief